UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  __)*

OHR PHARMACEUTICAL, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67778H200

(CUSIP Number)

Jason S. Slakter

Ohr Pharmaceutical, Inc.
800 Third Ave., 11th Floor

New York, New York 10022

(212) 847-3200

With a copy to:

Aurora Cassirer, Esq.
Joseph Walsh, Esq.

Troutman Sanders LLP

875 Third Ave.

New York, New York 10022

(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67778H200

1	NAMES OF REPORTING PERSONS SKS Ocular I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 697,865 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 697,865 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 697,865 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS 00

(1) SKS Ocular I LLC (“SKS”) directly owns the shares of Common Stock. On May 30, 2014, Ohr Pharmaceutical, Inc. completed an ophthalmology assets acquisition of SKS Ocular LLC and SKS. Dr. Jason S. Slakter, as managing member of SKS, has investment and voting power with respect to the Common Stock held by SKS. Therefore, Dr. Slakter may be deemed to beneficially own the shares of Common Stock beneficially owned by SKS.

(2) Based on 31,436,470 shares of Common Stock outstanding as of January 22, 2016.

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CUSIP No.	67778H200

1	NAMES OF REPORTING PERSONS Jason S. Slakter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,588,619 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,588,619 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,588,619 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Includes (i) 865,754 shares of Common Stock are held directly by Dr. Jason S. Slakter, (ii) 25,000 shares of Common Stock issuable upon exercise of options are held directly by Dr. Slakter (12,500 shares underlying such options are currently exercisable and 12,500 shares underlying such options are exercisable within 60 days after the date hereof), and (ii) 697,865 shares of Common Stock are held by SKS Ocular I LLC (“SKS”). On May 30, 2014, Ohr Pharmaceutical, Inc. completed an ophthalmology assets acquisition of SKS Ocular LLC and SKS. Dr. Jason S. Slakter, as managing member of SKS, has investment and voting power with respect to the Common Stock held by SKS. Therefore, Dr. Slakter may be deemed to beneficially own the shares of Common Stock beneficially owned by SKS.

(2) Based on 31,436,470 shares of Common Stock outstanding as of January 22, 2016.

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CUSIP No.	67778H200

ITEM 1.

SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Ohr Pharmaceutical, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 800 Third Ave., 11th Floor, New York, New York 10022.

ITEM 2.

IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by SKS Ocular I LLC, a Delaware limited liability company (“SKS”), and Dr. Jason S. Slakter, a New York resident. SKS and Dr. Slakter are hereinafter referred to as the “Reporting Persons.” This Schedule 13D is being filed jointly by SKS and Dr. Slakter.

SKS’s principal business is the development of technologies that address unmet medical needs and its business address is 57 Meadow Woods Road, Great Neck, New York 11020.

Dr. Slakter serves as Chief Executive Officer of the Issuer and is the managing member and majority partner of SKS. Dr. Slakter’s business address is 800 Third Ave., 11th Floor, New York, New York 10022.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  SKS is a Delaware limited liability company. Dr. Slakter is a citizen of the United States of America.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference

On May 14, 2014, the Issuer, certain affiliates of the Issuer, SKS Ocular, LLC, a Delaware limited liability company (“SKS Parent”), SKS, and the controlling members of SKS entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which SKS Parent and SKS agreed to contribute to the Issuer certain assets of SKS, including licenses, patents and contracts relating to micro-fabrication polymer-based sustained delivery platforms related to ocular therapeutics and dry age-related macular degeneration animal models, together with biomarkers to support such models.

Under the Contribution Agreement, the Issuer delivered to SKS at closing: (i) $3.5 million in cash, and (ii) 1,194,862 shares of Common Stock. In addition, upon the completion of certain milestones, the Issuer will issue to SKS up to 1,493,577 shares of Common Stock as additional contingent consideration to be issued by the Issuer. Milestone 1 has been met and on December 15, 2015, the Issuer issued 497,859 shares of Common Stock to SKS.

The closing of the transactions contemplated by the Contribution Agreement occurred on May 30, 2014.

The Contribution Agreement contains various representations, warranties and covenants, as well as provisions relating to non-competition, confidentiality and other matters. Under the Contribution Agreement, the Issuer assumed certain liabilities and obligations relating to the contributed assets and will employ or retain as consultants certain SKS employees and consultants. Dr. Slakter was elected a director of the Issuer in January 2015 and Chief Executive Officer of the Issuer in August 2015.

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CUSIP No.	67778H200

ITEM 4.

PURPOSE OF TRANSACTION

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference

Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock because they believed them to be an attractive investment. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. Dr. Slakter will influence the affairs of the Issuer in his capacity as its Chief Executive Officer and a director. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 1,588,619. Of these, (i) 865,754 shares of Common Stock are held directly by Dr. Slakter; (ii) 25,000 shares of Common Stock issuable upon exercise of options are held directly by Dr. Slakter (12,500 shares underlying such options are currently exercisable and 12,500 shares underlying such options are exercisable within 60 days after the date hereof); and (ii) 697,865 shares of Common Stock are held by SKS. The foregoing amounts exclude 25,000 shares of stock issuable upon exercise of unvested options granted to Dr. Slakter by the Issuer.

Dr. Jason S. Slakter, as managing member of SKS, has investment and voting power with respect to the Common Stock held by SKS. Therefore, Dr. Slakter may be deemed to beneficially own the shares of Common Stock beneficially owned by SKS.

(c)  Except as set forth on Exhibit 3 attached hereto, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date hereof by any of the Reporting Persons.

(d)  Other than the members of SKS who are entitled to receive distributions from or the proceeds of sales of the shares of Common Stock held for their respective membership interests, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

(e)  Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP No.	67778H200

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 – Joint Filing Agreement dated January 29, 2016, by and between the Reporting Persons.

Exhibit 2 – Contribution Agreement, dated May 14, 2014, among Ohr Pharmaceutical, Inc., certain affiliates of Ohr, SKS Ocular, LLC, SKS Ocular 1, LLC, and the controlling members of SKS (incorporated by reference to Exhibit 2.1 to Ohr Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2014).

Exhibit 3 – Transactions in the shares of Common Stock of Ohr Pharmaceutical, Inc. effected in the past 60 days.

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CUSIP No.	67778H200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2016

SKS OCULAR I LLC

By:	/s/ Jason S. Slakter
Name: Jason S. Slakter
Title: Managing Member

JASON S. SLAKTER

/s/ Jason S. Slakter
Jason S. Slakter

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

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CUSIP No.	67778H200

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Ohr Pharmaceutical, Inc., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of January, 2016.

SKS OCULAR I LLC

By:	/s/ Jason S. Slakter
Name: Jason S. Slakter
Title: Managing Member

JASON S. SLAKTER

/s/ Jason S. Slakter
Jason S. Slakter

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CUSIP No.	67778H200

Exhibit 3

Transactions

The following table sets forth all transactions with respect to shares of Common Stock effected in the last sixty days by the Reporting Persons.

NATURE OF TRANSACTION	FOR THE ACCOUNT OF	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE

Open Market Purchase	Jason Slakter	12/07/2015	100	$4.13
Open Market Purchase	Jason Slakter	12/07/2015	1,200	$4.12
Open Market Purchase	Jason Slakter	12/07/2015	100	$4.10
Open Market Purchase	Jason Slakter	12/07/2015	300	$4.07
Open Market Purchase	Jason Slakter	12/07/2015	300	$4.05
Open Market Purchase	Jason Slakter	12/07/2015	800	$4.02
Open Market Purchase	Jason Slakter	12/07/2015	200	$4.00
Milestone Issuance by the Issuer	SKS Ocular I LLC	12/15/2015	497,859	$0
Restricted Stock Issuance	Jason Slakter	01/07/2016	350,358	$0
Open Market Purchase	Jason Slakter	01/19/2016	100	$3.92
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.88
Open Market Purchase	Jason Slakter	01/19/2016	500	$3.81
Open Market Purchase	Jason Slakter	01/19/2016	400	$3.75
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.73
Open Market Purchase	Jason Slakter	01/19/2016	100	$3.70
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.67
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.66
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.65
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.60
Open Market Purchase	Jason Slakter	01/19/2016	400	$3.59
Open Market Purchase	Jason Slakter	01/19/2016	100	$3.57
Open Market Purchase	Jason Slakter	01/19/2016	850	$3.55
Open Market Purchase	Jason Slakter	01/19/2016	1,200	$3.54
Open Market Purchase	Jason Slakter	01/19/2016	1,000	$3.53
Open Market Purchase	Jason Slakter	01/19/2016	100	$3.522
Open Market Purchase	Jason Slakter	01/19/2016	200	$3.52

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